EXHIBIT 11

THE WASHINGTON POST COMPANY
and Subsidiaries

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK
(Amounts in thousands except per share data)

		Fiscal Year
	2003	2002	2001
Weighted average shares outstanding
Class A Common	1,722	1,722	1,722
Class B Common (excluding shares issuable upon exercise of stock options — accounted	7,808	7,782	7,764
for below)
Shares used in computation of basic earnings per share	9,530	9,504	9,486
Add — Shares assumed issuable upon exercise of stock options	138	152	118
Deduct — Shares assumed to be purchased for Treasury with proceeds from exercise of stock options	(113)	(133)	(104)

Shares used in computation of diluted earnings per common share	9,555	9,523	9,500

Net income available for common shares	$240,061	$203,235	$228,587

Basic earnings per common share	$25.19	$21.38	$24.10

Diluted earnings per common share	$25.12	$21.34	$24.06